

PITCH VIDEO **INVESTOR PANEL**

INVEST IN **POPOCA**

Salvadoran roots, California grown. A vibrant live fire restaurant in Oakland.

LEAD INVESTOR ⌄

James Syhabout

I am excited and thrilled to see Popoca open as a brick and mortar restaurant as I know it will be an important restaurant that pushes boundaries becoming a huge contributor to Oakland's vibrant and diverse dining scene. Anthony Salguro is a fantastic Chef, not only in the means of a great cook but also a mentor, a teacher and a wonderful person who is passionate about his craft in harvesting his heritage through Popoca. I am very honored to call him a friend. Once I heard he was raising funds to bring Popoca to fruition I was totally onboard in providing him support by all means.

Invested $5,000 this round

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popocaoakland.com   Oakland CA      Food & Beverage   Retail

Highlights

1 Critically acclaimed and featured in Bon Appétit Magazine, SF Chronicle, Eater SF, & more.

2 Successful popup plots its first location with sights on a second fast-casual location by year 3.

3 Plans for a multi-use concept that offers various culinary service models under one roof.

4 Includes premium daytime cafe, full dinner service, & late-night craft bar program with small bites

5 Celebrating masa by using heritage corn, in-house milling, and highlighting it on our menu.

Our Founder

 **Anthony Salguero** Owner | Chef

With over 15 years of experience and having received accolades during his stints in fine dining kitchens Anthony has discovered his career purpose in opening Popoca. Since then Popoca has been featured in Bon apetite magazine and Bay Areas Top 100.

Seeing Salvadoran food through the lens of a refined chef, I was able to notice techniques and flavors that were truly special but underrepresented. I realized that Salvadoran food at an elevated level is an untapped market here in the US and it deserves to be shown in a new light and at a time when people are hungry for more food diversity.

Pitch



Introduction

With the opening of Popoca, I'm realizing a dream that has been simmering since I first fell in love with El Salvador on a visit to spend time with my grandparents and cousins. The beaches, the mountain towns, the culture, the food. It was all so fascinating. I decided then and there that I wanted to spend the rest of my life learning about my roots and the food the motherland. I've traveled throughout El Salvador learning old techniques and recipes. I'm excited to share this food with you. My hope is that, just maybe, you'll get a taste of the absolute beauty of what I've experienced.

Since getting strong press from SF Chronicle this summer and Bon Appetit magazine in October, Popoca's business continues to steadily increase. People are really gravitating towards progressive Salvadoran food as a concept as well as seeking food that feels nourishing and comfortable. Despite the pandemic, momentum has been strong. We have a vision for taking this concept to the next level and building out a sit-down restaurant with a woodfire cooking focused culinary program and a cocktail bar that highlights drinks of central America.





Mission Statement

Our mission is to find and preserve techniques from the past to bring you a new and authentic experience in Oakland. We also strive to be a part of the Oakland community and uplift local businesses and marginalized communities through thoughtful programming, training and hiring.



Vision

Popoca means "emits smoke" to the native people of El Salvador, who stoked wood fires to prepare food over a comal for their families. Revered as more than just a means of cooking, smoke represents a prayer or offering to the spirits.

Inspired by traditional Salvadoran wood-fire cooking and recipes, Popoca offers dishes like pupusas and tamales that use the freshest ingredients and fresh-milled masa — delivering an experience that helps you envision the beauty of El Salvador from the Bay Area.

Chef | Owner

Anthony Salguero

Chef Anthony Salguero is a Bay Area native and the founder of Popoca Oakland. Popoca is a Salvadoran restaurant that realizes his dream of sharing Salvadoran cuisine with his home community in Oakland. His food



brings together traditional Salvadoran wood-fire cooking techniques, family recipes, Californian cuisine, and nearly a decade of experience in fine-dining.

Anthony's career was built in fine-dining kitchens including Plumed Horse in Saratoga, Saison and Commonwealth in San Francisco, and Quattro in Palo Alto. He served as Executive Chef at Michelin-recommended Michel Bistro in Oakland, and was Co-Chef at Bardo Lounge & Supper Club in Oakland. Of equal importance, his love for food was built in his grandparents' mid-century kitchen and the homestyle restaurants he frequented during his visits to San Salvador.

In this new venture, he seeks to take Popoca, as a food concept and space, to the next level. An integral part of this vision is to have Popoca nestled within a larger arts, shopping, and cultural space powered by local entrepreneurs and artisans. In short, he hopes to bring food that feels like home to a space that Oaklanders will be proud to call home.





Popoca Oakland

Behind The Name

Popoca means "emits smoke" to the native people of El Salvador, who stoked wood fires to prepare food over a comal for their families. Revered as more than just a means of cooking, smoke represents a prayer or offering to the spirits.

The name for us embodies an old way of cooking. It's important to us as innovators of food to pay respects and not lose history in our process.

What Makes us Popoca?

Popoca is about returning to our roots. It's about creating food from techniques and flavors woven throughout the Salvadoran culture and passed down over generations. Popoca seeks to honor and represent a cultural history in a thoughtful way. We focus on ancient techniques like grinding corn in house to make masa and cooking over a wood fire. It harnesses the comforting and familiar while creating something unique in the experience we deliver.





The Vibe

Comida



Popoca uses unique cooking techniques that pay homage to the old traditions of El Salvador. Most of Popoca's dishes are prepared over wood fire using traditional ceramic comals and open flame. At Popoca, we use a hearth to create our fire so that you can experience moments like I did in my travels through the motherland. We use staples like rice, corn, plantains and cheeses along with ingredients that really call to my childhood like relajo (Salvadoran spices), fermented pineapple, dried chilis, seafood, and vibrant vegetables. Our masa is ground fresh daily from heirloom corn.

The practice of "farm-to-table" is an old Salvadoran concept and a core tenet of Californian cuisine. By honoring that practice, our food has a Californian flair but is rooted in Salvadoran flavors and technique.

Sample of opening menu

Del Calle (street food)

TORTILLAS CON ASIENTO pork butter, trout roe, red onion $16
RIGUAS corn cakes cooked in banana leaf $16
MANGO EN ALGUASHTE unripen mango, cucumber, pumpkin seed, hot sauce $14
YUCCA FRITA salt cod, cilantro stem, sweet curtido, shrimp aciento $17
ELOTE LOCCO grilled corn, crema, cotija, salsa negra, lime $12
ENCHILADA DE HONGOS grilled mushrooms, queso cuajada, snap peas, sorrel $18
CEVICHE MIXTO local squid, wild halibut, "salsa inglesa", brokaw avocado, dill $34

Pupusas

PUPUSA DE RES braised beef, short rib, cheese, yellow masa $13
PUPUSA DE PAPA potato, blackened jalapeno, cheese, parsley $12
PUPUSA DE CAMARON grilled prawns, pasilla negra, cheese, achiote $15
(each pupusa is paired with its own curtido & salsa)

ALMA (salvi soul food)

POLLO EN CHICHA half chicken, fermented pineapple sauce, turnips, dates $38
ALMEJAS EN ALGUASHTE clams cooked in a pumpkin seed sauce, radish chirmol $46
BISTEC ENCEBOLLADA prime new york steak cooked over a wood fire, onion, huacate $58
TAMALES PISQUES tamal cooked in embers, black bean, warm salsa roja $26

LADOS (sides)

RICE rice cooked in carrot juice $8
BEANS slow fried black beans cooked with coconut oil $10
TORTILLA thick blue corn tortilla $6

POPOCA

The Cocktail Bar



Our bar and late night bar will bring a pop of energy to the evening hours in Oakland. Our program will pull inspiration from tropical Latin America highlighting a tradition of refrescos, which are juices utilizing tropical and local fruits with warm spices. It will be a tightly curated and vibrant program. Most of the cocktails are blended to order from fresh fruit with creative twists.

Our late night bar will have a small list of cocktails to pair with food cooked only over the hearth.





Operating Hours
Popoca + Bar

Dinner and Bar Wednesday - Sunday

4pm- 9pm

Late night Bar Wednesday - Sunday

9pm - 11pm



POPOCA





Offerings

We serve dinner 5 days a week. Our dishes are not only rich with flavor and tradition, but also unique with their creativity. All of our dishes and cocktails are made with seasonal, locally-sourced ingredients to ensure our guests are getting the best quality.

Competitive Advantage

Popoca is the only Salvadoran restaurant in the Bay Area serving food with the highest level of quality. We're different because we are delivering our personal vision and experience which cannot be replicated. Everything is cooked over wood fire, which cannot be found in any Salvadoran restaurant in Oakland. You also won't find pupusas like ours because we mill our corn daily to make fresh masa.

Popoca Vision & More





The Location

Popoca will find its home in Old Oakland at 906 Washington ST. The area is very diverse, close to the freeway, and home to a lot of young professionals in Oakland. We're located right next to popular businesses like Square Pie Guys, Huang Cheng Noodle House, Blue Bottle Coffee, Understory, Swans Market and so much more. With a lot of parking and easy accessibility we feel this is a perfect fit for Popoca.

Marketing Plan

Our marketing and sales strategy will rely on a heavy social media presence and the dialogue between us and the community to help us market. We know and believe in being involved in community events and outreach and know that it will also give us a platform to build our customer base. We will also use press releases, email & CRM database lists to reach out.

Location & Marketing

Competition

We are currently competing with other moderately scaled dining establishments in Oakland and in the immediate neighborhood including Calavera, Viridian, and Understory. While there is direct competition in the neighborhood we will be bringing a new approach and flavor to sit-down dinners and cafe vibes.

Ethos & Impact

Supporting Employees

Our employees will be paid a living wage between $18 and $25



per hour along with Tips distributed through every employee and we will offer benefits opportunities for full-time employees.



Supporting Small Businesses

Given our backgrounds and entrepreneurial experience, we recognize the opportunity to help other businesses succeed by offering a space for pop-ups where they too can begin their small business journey. The space will give young entrepreneurs the opportunity to showcase their businesses and share their goods and services with people in a safe and diverse environment. We believe in helping to connect those entrepreneurs and we'll be sharing tools to help their business grow and flourish into profit and success. We are committed to highlighting BIPOC and LBGTQIA businesses as much as possible.

Financials & Funding



Capital Raise & Allocations

The initial capital budget needs are estimated at $350,000.00. The funds are raised from the following sources; $150,000 from investors, $200,000 from a Private Loan. The funds will be used for purchase of a Type-47 ABC liquor license, kitchen equipment; lights, design, décor, furnishing of the premises; consumables and initial liquor stock; web design, branding, IP protections, computerized point-of-sale system and inventory control equipment; pre-opening inventory; pre-opening and opening payroll; and start-up and working capital of the Company, including legal and accounting fees associated with formation and fundraising of the entity.

SOURCES OF FUNDS:

Investor Funds	150,000	
Owners Equity Contributions		
CrowdSourcing Funds		
Loan Financing	200,000	
TOTAL SOURCES OF FUNDS		$ 350,000

USES OF FUNDS:

Leasehold Improvements	60,000	
Bar / Kitchen Equipment	30,000	
Bar / Dining Room Furniture	20,000	
ABC License	37,000	
legal fees	3,000	
Start up in ventory & Labor	50,000	
Working Capital & Payroll Contingency	150,000	
TOTAL USES OF FUNDS		$ 350,000





Sales:	monthly		Year 1		Year 2		Year 3	
Food	$ 87,246	58.8%	$1,046,955	58.8%	$1,151,651	58.8%	$1,266,816	58.8%
Liquor & non- alc	54,412	36.6%	$652,938	36.6%	718232	36.6%	790055	36.6%
Beer	2,275	1.5%	$27,300	1.5%	30030	1.5%	33033	1.5%
Wine	4,550	3.1%	$54,600	3.1%	60060	3.1%	66066	3.1%
TOTAL SALES	$148,483	100.0%	$1,781,793	100.0%	$1,959,972	100.0%	$2,155,970	100.0%
Cost of Sales:								
Food	22,684	26.0%	$272,208	26.0%	$299,429.13	28%	$354,708.35	28%
Beverage Non Acholic	10,882	20.0%	$130,588	20.0%	$100,552.45	14%	$110,607.70	14%
Beer	614	27.0%	$7,371	27.0%	$7,507.50	25%	$8,258.25	25%
Wine	1,229	27.0%	$14,742	27.0%	$12,012.00	20%	$13,213.20	20%
TOTAL COST OF SALES	$35,409	23.8%	$424,909	23.8%	$419,501.08	21%	$486,787.50	23%
Gross Profit after Food Bev	$113,074	76%	$1,356,884	76.2%	$1,540,471.22	79%	$1,669,182.03	77%
Payroll:								
Salaries & Wages -								
Management	$16,667	11.2%	$200,000	11.2%	$280,000	14.3%	$250,000	11.6%
Hourly Employees	$43,002	29.0%	$516,022	29.0%	$399,834	20.4%	$439,818	20.4%
Total Salaries & Wages	$59,669	40.2%	$716,022	40.2%	$556,632	28.4%	$612,295	28.4%
Employee Benefits -								
Payroll Taxes - Mgt. Incentive	$10,502	7.1%	$126,020	7.1%	$127,398	6.5%	$140,138	6.5%
Worker's Comp.	$1,193	0.8%	$14,320	0.8%	$15,680	0.8%	$17,248	0.8%
Group Medical Insurance	0	0.0%	$0	0.0%	$0		$0	
Other	0	0.0%	$0	0.0%	$0		$0	
Total Employee Benefits	11,695	7.9%	$140,340	7.9%	$143,078	7.3%	$157,386	7.3%
TOTAL PAYROLL	$71,364	48.1%	$856,362	48.1%	$699,710	35.7%	$769,681	35.7%
Prime Cost	$106,773	71.9%	$1,281,271	71.9%	$1,119,211	57.1%	$1,256,469	58.3%
Gross Profit After Food Bev Labor	$41,710	28.1%	$500,522	28.1%	$840,761	42.9%	$924,837	41.7%

3 Year Revenue

**Forward looking projections not guaranteed*

		MONTHLY AVG		ANNUAL	
Sales:					
Food		$ 87,246	58.8%	$ 1,046,955	58.8%
Beverage		61,237	41.2%	734,838	41.2%
TOTAL SALES		148,483	100.0%	1,781,793	100.0%
Cost of Sales:					
Food		22,684	26.0%	272,208	26.0%
Beverage		12,725	20.8%	152,701	20.8%
TOTAL COST OF SALES		35,409	23.8%	424,909	23.8%
Gross Profit		113,074	76.2%	1,356,884	76.2%
Payroll:					
Salaries & Wages		59,669	40.2%	716,022	40.2%
Employee Benefits		11,695	7.9%	140,340	7.9%
TOTAL PAYROLL	owners draws	71,364	48.1%	856,362	48.1%
PRIME COST		**106,773**	**71.9%**	**1,281,271**	**71.9%**
Other Controllable Expenses:					
Direct Operating Expenses		4,970	3.3%	59,640	3.3%
Marketing		483	0.3%	5,796	0.3%
Music and entertainment		325	0.2%	3,900	0.2%
Utilities		3,400	2.3%	40,800	2.3%
General & Administrative Expenses		9,445	6.4%	113,335	6.4%
Repairs, Rentals, & Maintenance		1,100	0.74%	13,200	0.7%
OPERATING EXPENSES		19,723	13.3%	236,671	13.3%
CONTROLLABLE PROFIT		**21,988**	**14.8%**	**263,851**	**14.8%**
Occupancy Costs & Depreciation					
Occupancy Costs		800	0.5%	9,600	0.5%
Rent		7,384	5.0%	88,608	5.0%
Net income		**$ 13,804**	**9.3%**	**$ 165,643**	**9.3%**
ADD BACK:					
2% operational fee		$ 2,970	2.0%	$ 35,636	2.0%
DEDUCT:					
Loan Payments					
Seller Financing					
Cash flow after operational fee addec		**$ 16,773**	**11.3%**	**$ 201,279**	**11.3%**

COGS – Year 1

BOCA BOCA

By year 3, we want to open our second location, BOCA BOCA. The inaugural fast-casual location in Oakland that focuses on Salvadoran pupusas made from fresh masa and refrescos(juices) blended to order. Utilizing the same flavors as Popoca but more streamlined and simple to ensure for an accessible and easily replicable model that will offer opportunities to expand across the Bay Area and beyond.

We feel that the recognition from Popoca's flagship restaurant will be a strong platform for launching a new concept by the company.

Our goal is to open a second BOCA BOCA within the Bay Area by year 5.





Thank you for being a part of our journey.